EXHIBIT 12
CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES
The following table sets forth the Company's consolidated ratios of earnings to fixed charges for the peirods as shown.
2003		2002	2001	2000	1999

Net earnings	$53,472,592	$48,058,349	$28,963,548	$38,250,664	$35,311,517

Fixed charges:
Interest on indebtedness	28,181,988	27,147,412	25,360,505	26,913,436	22,109,567
Amortization of discount relating to indebtedness	146,195	127,375	107,200	93,600	55,758
Amortization of treasury lock gain	(596,741)	(554,527)	(515,299)	(478,846)	(245,388)
Amortization of deferred charges	1,329,097	960,447	805,707	804,388	723,310

	29,060,539	27,680,707	25,758,113	27,332,578	22,643,247

Net earnings before fixed charges	$82,533,131	$75,739,056	$54,721,661	$65,583,242	$57,954,764

Divided by fixed charges
Fixed charges	$29,060,539	$27,680,707	$25,758,113	$27,332,578	$22,643,247
Capitalized and deferred interest	102,544	(599,902)	451,624	646,897	1,111,165

	$29,163,083	$27,080,805	$26,209,737	$27,979,475	$23,754,412

Ratio of net earnings to fixed charges	2.83	2.80	2.09	2.34	2.44

Preferred stock dividends
Series A preferred stock	$4,007,532	$4,009,554	$-	$-	$-
Series B preferred stock	502,500	-	-	-	-

Total preferred stock dividends	$4,510,032	$4,009,554	$-	$-	$-

Combined fixed charges and preferred stock dividends	$33,673,115	$31,090,359	$26,209,737	$27,979,475	$23,754,412

Ratio of net earnings to combined fixed charges and preferred stock dividends	2.45	2.44	2.09	2.34	2.44

Advisor acquisition costs	$-	$-	$12,581,769	$1,521,063	$9,824,172

Net earnings after advisor acquisition costs and fixed charges(1)	$82,533,131	$75,739,056	$67,303,430	$67,104,305	$67,778,936

Ratio of net earnings after advisor acquisition costs to fixed charges(1)	2.83	2.80	2.57	2.40	2.85

(1) The Company's revolving credit facility and notes payable convenants provide for fixed charge coverage ratios to be calculated before Advisor Acquisition Costs.